UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2011
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82           .

NEWS RELEASE
Methanex Corporation
1800 — 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661 2600
Toll-Free: 1-800-661-8851
www.methanex.com
For immediate release
January 31, 2011
METHANEX ISSUES A STATEMENT REGARDING ITS OPERATIONS IN EGYPT
Methanex Corporation issued the following statement today regarding the status of its operations in Egypt.
Bruce Aitken, President and CEO of Methanex commented, “Our first priority is the safety and security of all our employees. As a result of the civil unrest in Egypt, the decision has been taken to minimize operating activities there. This includes temporary closure of our Cairo office and limiting the number of employees at our Damietta plant site. We have also taken the decision to evacuate international staff and their families. Commissioning activities on the plant, which is currently shutdown, have been curtailed. The Damietta site is currently being staffed at minimal levels commensurate with essential activities and for the security and integrity of the facility. Over the next few days we will be developing plans to re-initiate the commissioning and start up of the plant as and when conditions allow.”
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 31, 2011	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary